UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 2024

Commission File Number: 001-39466

XPENG INC.

No. 8 Songgang Road, Changxing Street

Cencun, Tianhe District, Guangzhou

Guangdong 510640

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

TABLE OF CONTENTS

Exhibit 99.1	Press release: XPENG Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

Exhibit 99.2	Announcement: Annual Results Announcement For The Year Ended December 31, 2023

Exhibit 99.3	Announcement: Termination of the Relevant Agreement with Taobao China and Resignation of Non-Executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XPENG INC.

By:	/s/ Xiaopeng He
Name:	Xiaopeng He
Title:	Chairman and Chief Executive Officer

Date: March 19, 2024

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